UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:
Robert E. Goedert, P.C.
Michael P. Keeley
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
(312) 862-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Explanatory Note

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on December 12, 2017, as amended on January 4, 2018, February 2, 2018, March 6, 2018, April 13, 2018, May 3, 2018 and April 5, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of Babcock & Wilcox Enterprises, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On April 30, 2019, the Issuer entered into an investor rights agreement (the “Investor Rights Agreement”) with B. Riley and Vintage Capital in connection with the Equitization Transactions. Under the Investor Rights Agreement, the Issuer agreed to appoint at its annual meeting three directors to the Board nominated by each of Vintage Capital and B. Riley, with the size of the full Board to remain at seven directors. Vintage Capital nominated Henry E. Bartoli and designated Matthew E. Avril and Brian R. Kahn, each of whom is already a member of the Board, as its nominees under the Investor Rights Agreement. B. Riley designated Alan B. Howe and Bryant R. Riley to serve as Class II and Class III directors, respectively, under the Investor Rights Agreement, each of whom has been appointed to the Board. B. Riley elected not to designate a third individual at this time but retains the right to do so in the future.

Pursuant to the Investor Rights Agreement, each of Vintage Capital and B. Riley will retain their right to nominate directors to serve on the Board so long as they continue to meet certain quantitative thresholds with regard to the amount of Common Stock and debt they beneficially own. B. Riley’s contractual rights to nominate directors will continue with respect to:

1.	prior to the closing of the last of the Equitization Transactions:

a.	three Board members, for so long as B. Riley beneficially owns at least $56.25 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan (as defined in the Investor Rights Agreement) under the Issuer’s U.S. credit agreement, combined;

b.	two Board members, after the first time that B. Riley beneficially owns less than $56.25 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined, but for so long as B. Riley continues to beneficially own at least $37.50 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined; and

c.	one Board member, after the first time that B. Riley beneficially owns less than $37.50 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined;

2.	at and after the closing of the Equitization Transactions:

a.	three Board members, for so long as B. Riley beneficially owns at least 75% of the Issuer’s Common Stock that it owned as of the closing of the Equitization Transactions (the “Closing B. Riley Stock Ownership”) and at least 75% of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined, beneficially owned by B. Riley as of the closing of the Equitization Transactions (the “Closing Loan Ownership”);

b.	two Board members, after the first time that B. Riley beneficially owns less than 75% of the Closing B. Riley Stock Ownership or less than 75% of the Closing Loan Ownership, but for so long as B. Riley continues to beneficially own at least 50% of the Closing B. Riley Stock Ownership and at least 50% of the Closing Loan Ownership; and

c.	one Board member, after the first time that B. Riley beneficially owns less than 50% of the Closing B. Riley Stock Ownership or less than 50% of the Closing Loan Ownership;

Vintage Capital’s contractual rights to nominate directors will continue with respect to:

1.	three Board members, for so long as Vintage Capital beneficially own 75% of the Common Stock it owned as of the record date for the annual meeting of the Issuer’s shareholders held in 2019 (the “Closing Vintage Stock Ownership”);

2.	two Board members, after the first time that Vintage Capital beneficially owns less than 75% of the Closing Vintage Stock Ownership but so long as Vintage Capital continues to beneficially own at least 50% of the Closing Vintage Stock Ownership; and

3.	one Board member, after the first time that Vintage Capital beneficially owns less than 50% of the Closing Vintage Stock Ownership.

In all instances, Vintage Capital and B. Riley, respectively, must beneficially own at least 5% of the outstanding voting power of all of the Issuer’s Common Stock to retain their director nomination rights with regard to any directors.

The Investor Rights Agreement also provides pre-emptive rights to B. Riley with respect to certain future issuances of the Issuer’s equity securities. The Issuer also agreed to reimburse B. Riley and Vintage for all reasonable out-of-pocket costs and expenses they incur, including fees for legal counsel, in the contemplated rights offering.

On April 30, 2019, the Issuer also entered into a registration rights agreement with B. Riley and Vintage Capital (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to provide B. Riley and Vintage Capital with customary demand and piggyback registration rights for all shares of its Common Stock they beneficially own following the completion of the Equitization Transactions. In addition, the Issuer agreed to provide certain piggyback registration rights to all persons who receive shares of its Common Stock through certain of the Equitization Transactions and who sign a joinder to the Registration Rights Agreement.

The foregoing description of the Investor Rights Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement and the Registration Rights, a copy of which is filed as Exhibit 2 and Exhibit 3 attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

The information with respect to the Investor Rights Agreement and the Registration Rights Agreement in Item 4 is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Vintage Capital Management, LLC on April 5, 2019).
2	Investor Rights Agreement, dated as of April 30, 2019, by and among Babcock & Wilcox Enterprises, Inc., B. Riley FBR, Inc. and Vintage Capital Management, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2019).
3

Registration Rights Agreement, dated as of April 30, 2019, by and among Babcock & Wilcox Enterprises, Inc., and certain investors party thereto. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2019).